Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES

The following description of registered securities of Altabancorp (the “Company,” “we,” “us” and “our”) summarizes certain provisions of our Second Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), copies of which have been referenced in the exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of (a) 30 million shares of common stock, par value of $0.01 per share, and (b) 3 million shares of undesignated preferred stock, par value of $0.01 per share.

Common Stock

 Listing

Our common stock is listed and principally traded on the Nasdaq Capital Market under the symbol “ALTA”.

Voting Rights

Except as otherwise expressly provided by law or in the Articles of Incorporation, each outstanding common share shall be entitled to one vote on each matter to be voted on by the shareholders of the Company.

Dividends

Dividends may be paid on the outstanding common shares as and when declared by the Board of Directors, out of funds legally available therefor; provided, however, that no dividends shall be made with respect to the common shares until any preferential dividends required to be paid or set apart for any preferred shares have been paid or set apart.

Liquidation

Subject to any prior or superior rights of liquidation as may be conferred upon any preferred shares, and after payment or provision for payment of the debts and other liabilities of the Company, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of common shares then outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of common shares, on a pro-rata basis, according to the number of common shares held by them.

Preemptive or Other Rights

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate in the future.

Transfer Agent

American Stock Transfer & Trust Company, LLC (AST) is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Provisions

Utah Law Provisions. We are subject to the provisions of the Utah Revised Business Corporation Act (the “URBCA”), which states that, unless the articles of incorporation state otherwise, then with limited exceptions, the board of directors of a company is required to submit any plan of merger, share exchange, or sale of all or substantially all of the assets of the company to the shareholders of the company for their approval by majority vote. We are also subject to the Utah Control Shares Acquisitions Act (“USCAA”) regulating corporate takeovers, which states that any person who proposes to make or has made a control share acquisition (as defined in the UCSAA) may deliver an acquiring person statement to the public corporation. After the acquiring person statement has been delivered to the corporation, the corporation must call a meeting of the shareholders to vote on the proposed acquisition. The proposed acquisition must be approved by each voting group entitled to vote, voting separately, by a majority of the votes entitled to be cast by that group (excluding all interested shares).

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of Undesignated Preferred Stock. Our Board of Directors has the authority, without further action by the shareholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Limitations on Stockholder Ability to Act by Written Consent or Call Special Meetings. Our Articles of Incorporation and Bylaws allow shareholders to act by written consent without a meeting, provided that (i) a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present, (ii) such action has been earlier approved by the Board of Directors, and (iii) notice of the taking of the corporate action is sent to those shareholders who have not consented in writing as required by the URBCA. Further, the Articles of Incorporation and Bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors.

Declassified Board. Our Articles of Incorporation provide that all directors are to be elected on an annual basis.

No Cumulative Voting. Our Articles of Incorporation do not provide for cumulative voting

Removal of Directors Only for Cause. Our Articles of Incorporation provide that directors may only be removed for cause and only upon the affirmative vote of at least a majority of the shares then entitled to vote at an election of directors.